SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 1-5256

VF CORPORATION

TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of plan)

105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)

(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
Table of Contents

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Tax-Advantaged Savings Plan for Salaried Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President, Treasurer VF Corporation

Date: June 29, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
VF Corporation Tax-Advantaged Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H-Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 27, 2005

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2004	2003
ASSETS
Investments, at fair value
VF Corporation common stock - 876,136 shares in 2004 and 871,915 shares in 2003	$48,520,384	$37,701,609

VF Corporation ESOP Preferred Stock - 843,814 shares in 2004 and 971,250 shares in 2003	75,135,088	67,700,970
Other securities	352,395,332	329,857,283

Total investments	476,050,804	435,259,862
Loans receivable from participants	12,443,013	11,813,234

TOTAL ASSETS	488,493,817	447,073,096

Net assets	$488,493,817	$447,073,096

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2004
Investment income
Dividends on VF Corporation ESOP Preferred Stock	$1,831,199
Dividends on VF Corporation common stock	910,705
Net realized and unrealized appreciation in fair value of investments	52,191,970
Income from mutual funds and bank common trust funds	7,150,533

62,084,407

Interest on participant loans	574,138

Participant contributions	16,603,187
VF Corporation contributions	5,558,767

84,820,499

Benefits paid to participants	(43,251,689)
Forfeitures that reduce VF Corporation contributions	(148,089)

Net increase	41,420,721

Net assets available for benefits at beginning of year	447,073,096

Net assets available for benefits at end of year	$488,493,817

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

VF Corporation (the Corporation) sponsors the VF Corporation Tax-Advantaged Savings Plan for Salaried Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (IRC). Under the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 50% of their compensation to the Plan (highly compensated employees are limited to 10%). The Corporation matches employee contributions by 50% for up to 6% of compensation contributed by the employee. Employees remain fully vested in their contributions to the Plan. The Corporation’s matching contributions are vested monthly on a pro rata basis, with full vesting after five years of service or upon normal retirement, disability or death.

The Plan includes an Employee Stock Ownership Plan (ESOP). In 1990, the ESOP purchased 2,105,263 shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (ESOP Preferred Stock) for $65.0 million. Each share of ESOP Preferred Stock, which has a redemption value of $30.875 plus cumulative accrued dividends, is convertible into 1.6 shares of VF Corporation Common Stock and is entitled to two votes. The trustee for the ESOP may convert the ESOP Preferred Stock to Common Stock at any time or may cause the Corporation to redeem the ESOP Preferred Stock under certain circumstances. The ESOP Preferred Stock also has preference in liquidation over all other stock issues. Of the shares of ESOP Preferred Stock owned by the ESOP, all have been allocated to employees.

The ESOP’s purchase of the ESOP Preferred Stock was funded by a loan of $65.0 million from the Corporation that bears interest at 9.8%. The loan was repaid in 2002. In 2002 all remaining shares of ESOP Preferred Stock were allocated to Plan participants. Effective April 2002, the match is invested in the same manner as employee contributions. Effective October 2002, participants could diversify their ESOP Preferred Stock balances.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan’s trustees. All Plan assets are trusteed by Fidelity Management Trust Company (Fidelity) with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. (UMB Bank) The investment programs and investment objectives of the Plan funds are as follows:

(a)	Money Market Fund: Monies are invested in a money market fund.

(b)	Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

(c)	Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

(d)	Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

(e)	Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

(f)	Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

(g)	Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

(h)	Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

(i)	Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

(j)	VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

(k)	Various Mutual Funds: Participants can select from an additional 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options with various investment objectives.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Individual accounts are maintained for each participant; each account includes the individual’s contributions, Corporation matching contributions and investment funds’ earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral vehicle. Forfeitures are used to reduce VF Corporation’s obligation to pay plan expenses.

Participants may borrow up to 50% of the participant’s total vested account balance, but may not borrow from the Corporation matching portion. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payment in full is required at termination of employment. There were 2,507 and 2,480 loans outstanding at December 31, 2004 and December 31, 2003 respectively.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time. In the event of termination, participants become fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. General market fixed income securities are valued by a national pricing service, based on standardized pricing methodology. For government guaranteed loans, UMB Bank values the loans at cost as they are guaranteed by the full faith and credit of the United States Federal Government. The ESOP Preferred Stock is stated at fair value, based on the greater of 160% of the fair value of the Corporation’s Common Stock or the preferred stock’s stated redemption price of $30.875 per share. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. The Plan also provides for investment in VF Corporation common stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C — INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the IRC and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D -– RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, Fidelity and UMB Bank, the Plan’s trustees. Certain plan investments are funds managed by Fidelity and UMB Bank and therefore these transactions qualify as party-in-interest.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS

Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

	Net Realized and
	Unrealized
	Appreciation in
	Fair Value for the Year	Fair Value
	Ended December 31	At December 31
	2004	2004	2003
Fair value as determined by quoted market or stated redemption price:
VF Corporation common stock	$10,237,582	$48,520,384	$37,701,609
ESOP Preferred Stock	17,436,952	75,135,088	67,700,970
Mutual funds and bank common trust funds	21,216,045	286,760,494	259,910,561

	48,890,579	410,415,966	365,313,140

Fair value as determined by
Plan trustee:
Mutual funds and bank common trust funds	3,301,391	65,634,838	69,946,722

	3,301,391	65,634,838	69,946,722

	$52,191,970	$476,050,804	$435,259,862

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS (Continued)

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years are as follows:

	2004	2003
ESOP Preferred Stock (843,814 shares and 971,250 shares)	$75,135,088	$67,700,970
Fidelity Growth & Income Fund (1,744,355 shares and 1,814,505 shares)	66,651,801	64,650,813
VF Corporation Common Stock (876,136 shares and 871,915 shares)	48,520,384	37,701,609
Fidelity US Equity Index Commingled Pool (1,040,094 shares and 1,120,372 shares)	38,920,332	37,834,957
ProCapp Fixed Income Fund	65,634,838	69,946,722

VF Corporation Tax-Advantaged Savings Plan
for Salaried Employees
Schedule H-Line 4i-Schedule of Assets (Held at End of Year)
At December 31, 2004

Identity of issue, borrower,	Number of	Current
Lessor, or similar party	Shares	Value
*Fidelity Puritan Fund	873,244	$16,547,979
*Fidelity Growth & Income Fund	1,744,355	66,651,801
*Fidelity Diversified International Fund	354,383	10,149,543
*Fidelity Dividend Growth Fund	159,934	4,556,517
*Fidelity Retirement Money Market Portfolio	19,183,654	19,183,654
*Fidelity U.S. Equity Index Commingled Pool	1,040,094	38,920,332
Baron Asset Fund	198,258	10,412,546
Longleaf Small Cap Fund	300,578	8,972,269
*UMB Bank ProCapp Fixed Income Fund	4,858,241	65,634,838
*VF Corporation Common Stock	876,136	48,520,384
*VF Corporation ESOP Preferred Stock	843,814	75,135,088
*Various Mutual Funds	N/A	111,365,853
Loans receivable from participants (with interest rates from 4.0% to 10.75%)	N/A	12,443,013

		$488,493,817

* represents a party-in-trust